UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 4, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Voluntary Public Tender Offer

Results

November, 2014

Santander

VOLUNTARY PUBLIC TENDER OFFER

On October 30th we held an auction of the exchange offer. The adhesion of minority shareholders of Santander Brasil, combined with the adhesion of holders of shares in the local and the ADR markets, represented approximately 13.65% of the total capital.

Next steps:

- **Oct 31st** – Beginning of the trading
- **Nov 04th** – Settlement of the offering
- **Nov 14th** – Trading of the receipts on BM&FBOVESPA ends
- **Nov 17th** – Trading of the BDRs (BSAN33) on BM&FBOVESPA initiates

The offer clearly shows **Grupo Santander trust in the Brazilian economy** and in our local unit

Banco Santander (Brasil) S.A.

3Q14 BR GAAP Results

November 04th, 2014

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO - CONSENSUS

GDP (Y-o-Y growth %)


2.7
1.0
2.5
0.2
1.0
2011
2012
2013
2014e
2015e

Interest Rate – Selic (%)


11.00
7.25
10.00
11.00
12.00
2011
2012
2013
2014e
2015e

Inflation (IPCA %)


6.5
5.8
5.9
6.5
6.3
2011
2012
2013
2014e
2015e

Exchange Rate (R$ / US$)


1.88
2.04
2.34
2.45
2.55
2011
2012
2013
2014e
2015e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (October, 31st).

TABLE OF CONTENTS

HIGHLIGHTS – 3Q14 / 2Q14

Balance Sheet

- **Balance Sheet strength**
  - ✓ BIS: 18.8%
  - ✓ Loans / Deposits: 96%
- **Expanded Loan portfolio grows +5%**
  - ✓ Individuals: +1%
  - ✓ Corporate: +9%
- **Funding from clients grows +5%**

Results

- **Revenues increase in the quarter**
  - ✓ Net Interest Income: +4%
  - ✓ Fees: +5%
- **Stable Allowance for Loan losses**
- **General Expenses under Control**
- **Net profit grows +2%**

Risks

- **Credit Risk**
  - ✓ **Loan portfolio quality improved** in the quarter: NPL over 90 days decreases 41 bps and NPL from 15 to 90 days decreases 72bps
  - ✓ **Coverage ratio grows** and reaches 170%

TABLE OF CONTENTS

NET PROFIT

Net profit increases 1.9% in the quarter


R$ MM
4.1%
1.9%
-0.2%
1,407
1,409
1,428
1,437
1,464
4,335
4,328
909
909
909
909
927
2,728
2,745
497
500
518
528
537
1,607
1,583
3Q13
4Q13
1Q14
2Q14
3Q14
9M13
9M14
Accounting Profit
Goodwill

RESULTS

R$MM

Managerial Profit	9M14	9M13	Var. (%) YoY	Var. (%) QoQ
Net Interest Income	20,667	22,617	-8.6%	4.4%
Fee and Commission Income	8,081	7,828	3.2%	3.1%
TOTAL REVENUES	28,748	30,444	-5.6%	4.0%
Allowance for Loan Losses	(7,263)	(9,272)	-21.7%	0.6%
General Expenses	(12,309)	(11,984)	2.7%	6.7%
Others	(3,934)	(4,387)	-10.3%	-0.6%
PROFIT BEFORE TAXES	5,242	4,803	9.2%	5.8%
Taxes and Minority Interest	(914)	(467)	95.5%	27.3%
MANAGERIAL NET PROFIT	4,328	4,335	-0.2%	1.9%

NET INTEREST INCOME

Net Interest Income increases 4.4% in the quarter

Net Interest Income Breakdown

R$ MM



-7.2%
4.4%
-8.6%
7,521
7,211
7,000
6,686
6,980
22,617
20,667
1,744
1,409
1,293
985
1,459
4,992
3,737
293
320
304
313
347
781
965
5,483
5,482
5,403
5,387
5,174
16,843
15,965
3Q13
4Q13
1Q14
2Q14
3Q14
9M13
9M14
Credit
Deposits
Others

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

3Q13	4Q13	1Q14	2Q14	3Q14
8.5%	9.5%	10.4%	10.9%	10.9 %



10.0%
9.8%
9.9%
9.8%
9.1%
10.6%
9.6%
Credit Spread (%)
0.9%
1.0%
1.0%
1.0%
1.1%
0.9%
1.0%
Deposit Spread (%)
3Q13
4Q13
1Q14
2Q14
3Q14
9M13
9M14

LOAN PORTFOLIO

Expanded Loan Portfolio accelerates and grows 4.8% in the quarter

Expanded Portfolio

R$ Billion



7.5%
4.8%
272.8
279.8
275.2
279.7
293.1
Sep.13
Dec.13
Mar.14
Jun.14
Sep.14

Segment Breakdown

R$ Million	Sep-14	Sep-13	YoY	QoQ	Share Loan Portfolio in Sep/14
Individuals	76,683	73,560	4.2%	1.3%	33%
Consumer Finance	36,530	36,747	-0.6%	-0.9%	16%
SMEs	31,024	34,398	-9.8%	-0.8%	13%
Corporate	90,279	77,367	16.7%	9.4%	38%
Total	**234,516**	**222,071**	**5.6%**	**3.6%**	**100%**
Other Transactions[1]	58,622	50,732	15.6%	9.7%	
Expanded Portfolio	**293,138**	**272,802**	**7.5%**	**4.8%**	

1.Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

FUNDING

Funding from Clients grows 5.4% in the quarter, with an increase in the pace of growth compared to June, 2014

R$ Billion	Sep-14	Sep-13	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	50.7	45.7	11.0%	0.6%
Time Deposits + Debentures[1]	155.7	135.3	15.1%	6.1%
Treasury Notes (Letras Financeiras)[2]	36.8	28.6	28.5%	9.6%
Funding From Clients - on balance (A)	**243.2**	**209.6**	**16.0%**	**5.4%**
(-) Reserve Requirements	-31.5	-35.4	-11.0%	-25.7%
Borrowing and Onlendings	14.2	10.6	34.2%	8.9%
Subordinated Debt	13.5	8.7	55.1%	-6.8%
Offshore Funding	35.2	35.1	0.3%	14.8%
Total Funding – on balance (B)	**274.5**	**228.6**	**20.1%**	**11.4%**
Assets Under Management	161.5	144.2	12.0%	4.7%
Total Funding + AUM	**436.0**	**372.8**	**17.0%**	**8.8%**
Total Credit (C)	234.5	222.1	5.6%	3.6%
C/ B (%)	85%	97%		
C / A (%)	96%	106%		

1. Includes Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA), 2.Includes Certificates of Structured Operations (COE).

FEES AND COMMISSION INCOME

Fees increase of 4.6% in the quarter and 8.4% in twelve months

Total

R$ Million


5.8%
3.1%
2,614
2,847
2,633
2,683
2,765
3Q13
4Q13
1Q14
2Q14
3Q14

Breakdown of Fee and Commission Income

R$ Million	9M14	9M13	YoY	QoQ
Asset Management	742	911	-18.5% 7.8%	9.6%
Current Account	1,377	1,332	3.4%	2.6%
Lending Operations	905	873	3.7%	4.6%
Insurance	1,257	1,295	-3.0% 9.7%	-3.3%
Cards	2,475	2,298	7.7%	0.0% 4.9%
Collection Services	676	590	14.5%	-2.8%
Securities Brokerage and Placement	398	354	12.4%	10.9%
Others	252	175	44.4%	54.4%
TOTAL	**8,081**	**7,828**	**3.2%**	**3.1%**
Normalized Total[1]	**8,081**	**7,455**	**8.4%**	**4.6%**

1. Does not consider the insurance's seasonal effect , the sale of the Santander Asset Management and the reclassification of cards.

GENERAL EXPENSES

General Expenses grow below inflation, in twelve months

General Expenses

R$ Million


4.9%
6.7%
4,101
396
1,807
1,898
4,313
413
1,947
1,953
3,974
436
1,760
1,779
4,032
450
1,788
1,794
4,303
508
1,863
1,932
3Q13
4Q13
1Q14
2Q14
3Q14
Administrative
Personnel
Depreciation and Amortization

Breakdown of Expenses

R$ Million	9M14	9M13	YoY	QoQ
Administrative	5,504	5,371	2.5%	7.7%
Personnel	5,411	5,295	2.2%	4.2%
Subtotal	**10,915**	**10,665**	**2.3%**	**6.0%**
Depreciation/ Amortization	1,394	1,318	5.7%	12.8%
Total	**12,309**	**11,984**	**2.7%**	**6.7%**

CREDIT INDICATORS

NPL ratio over 90 and 15-90 reduces in the quarter



NPL from 15 to 90 days
6.8%
6.7%
7.4%
7.5%
6.7%
4.7%
4.7%
5.3%
5.0%
4.3%
2.8%
2.9%
3.2%
2.7%
2.2%
Sep.13
Dec.13
Mar.14
Jun.14
Sep.14
NPL Over 90 days
6.0%
5.1%
5.1%
5.6%
5.2%
4.5%
3.7%
3.8%
4.1%
3.7%
3.1%
2.4%
2.6%
2.7%
2.4%
Sep.13
Dec.13
Mar.14
Jun.14
Sep.14
Coverage Ratio Over 90 days
150.9%
158.5%
170.2%
Sep.13
Jun.14
Sep.14
Corporate
Individuals
Total

ALLOWANCE FOR LOAN LOSSES

Cost of credit decreases 133 bps in twelve months


4.3%
3.8%
3.6%
3.8%
3.7%
5.0%
3.7%
-8.6%
0.6%
-21.7%
2,698
2,449
2,346
2,451
2,466
9,272
7,263
3,534
3,327
3,001
3,043
3,070
10,900
9,114
(836)
(878)
(655)
(591)
(604)
(1,629)
(1,851)
3Q13
4Q13
1Q14
2Q14
3Q14
9M13
9M14
Credit Cost
Gross Allowance for Loan Losses
Income from recovery of written off loans

PERFORMANCE RATIOS

Efficiency Ratio (%)


48.9%
49.5%
50.6%
3Q13
2Q14
3Q14

Recurrence (%)


63.7%
66.5%
64.3%
3Q13
2Q14
3Q14

ROAA[1] (%)


1.2%
1.2%
1.2%
3Q13
2Q14
3Q14

Assets[1] Bi	455	487	507

ROAE[1] (%)


10.6%
11.6%
11.6%
3Q13
2Q14
3Q14

Equity[1] Bi	53.5	50.4	50.5

1. Excludes the goodwill

LIQUIDITY AND CAPITAL RATIOS

Loan to Deposit[1]


105.9%
98.1%
96.4%
Sep.13
Jun.14
Sep.14

BIS Ratio


20.7%
0.8%
19.9%
17.9%
1.6%
16.3%
18.8%
1.5%
17.3%
Sep.13
Jun.14
Sep.14
Tier I
Tier II

1. Total loan portfolio / funding from clients.

TABLE OF CONTENTS

FINAL REMARKS – 3Q14 / 2Q14

- Balance Sheet strength

  Liquidity, coverage and capital in adequate levels

- Growth of businesses

  Expanded Loan Portfolio and funding from clients grows 5%

- Asset Quality improvement

  Delinquency Rates reduce the period: NPL over 90 days: - 41bps and NPL from 15-90: -72bps

- Total Revenues increase

  Net Interest Income *+4% and Fees +5%*

- Total Expenses under control

FOCUS: TO GROW WITH QUALITY

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial[1] (R$ million)

Managerial Financial Statement	9M14	9M13	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**20,667**	**22,617**	**(1,950)**	**-8.6%**
Allowance for Loan Losses	(7,263)	(9,272)	2,008	-21.7%
NET INTEREST INCOME AFTER LOAN LOSSES	**13,403**	**13,345**	**58**	**0.4%**
Fee and Commission Income	8,081	7,828	253	3.2%
General Expenses	(12,309)	(11,984)	(325)	2.7%
Personnel Expenses + Profit Sharing	(5,411)	(5,295)	(116)	2.2%
Administrative Expenses[2]	(6,898)	(6,689)	(209)	3.1%
Tax Expenses	(2,317)	(2,339)	22	-0.9%
Other Income (Expenses)[3]	(1,617)	(2,048)	431	-21.0%
INCOME BEFORE TAXES	**5,242**	**4,803**	**439**	**9.2%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(781)	(282)	(499)	n.a.
MINORITY INTEREST	(133)	(185)	52	-28.3%
NET PROFIT	**4,328**	**4,335**	**(7)**	**-0.2%**

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement	3Q13	4Q13	1Q14	2Q14	3Q14
NET INTEREST INCOME	**7,521**	**7,211**	**7,000**	**6,686**	**6,980**
Allowance for Loan Losses	(2,698)	(2,449)	(2,346)	(2,451)	(2,466)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,822**	**4,762**	**4,654**	**4,235**	**4,514**
Fee and Commission Income	2,614	2,847	2,633	2,683	2,765
General Expenses	(4,101)	(4,313)	(3,974)	(4,032)	(4,303)
Personnel Expenses + Profit Sharing	(1,807)	(1,947)	(1,760)	(1,788)	(1,863)
Administrative Expenses[2]	(2,294)	(2,367)	(2,214)	(2,244)	(2,439)
Tax Expenses	(812)	(785)	(767)	(782)	(768)
Other Income (Expenses)[3]	(918)	(803)	(797)	(407)	(413)
INCOME BEFORE TAXES	**1,605**	**1,707**	**1,749**	**1,697**	**1,795**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(151)	(236)	(269)	(230)	(282)
MINORITY INTEREST	(48)	(62)	(53)	(30)	(50)
NET PROFIT	**1,407**	**1,409**	**1,428**	**1,437**	**1,464**

BALANCE SHEET Assets (R$ million)

Assets	Sep-13	Dec-13	Mar-14	Jun-14	Sep-14
Current Asset and Long-term Assets	**444,978**	**465,777**	**475,805**	**476,749**	**497,162**
Cash and Cash Equivalents	5,906	5,486	5,204	5,005	5,050
Interbank Investments	44,776	47,655	31,255	32,502	56,077
Securities and Derivative Financial Instrument	71,610	78,146	96,242	103,862	102,175
Interbank Accounts	38,298	35,833	42,712	45,328	33,554
Interbranch Accounts	1	1	0	-	2
Lending Operations	207,112	212,508	208,981	211,722	219,879
- Lending Operations	*222,071*	*227,482*	*224,012*	*226,363*	*234,573*
- Lending Operations Related to Assignment	*31*	*25*	*20*	*15*	*10*
- Allowance for Loan Losses	*(14,990)*	*(14,999)*	*(15,050)*	*(14,656)*	*(14,704)*
Other Receivables	75,500	84,339	89,440	76,448	78,273
Other Assets	1,775	1,809	1,970	1,883	2,152
Permanent Assets	**20,430**	**20,088**	**18,807**	**17,451**	**17,776**
Investments	122	137	51	50	44
Fixed Assets	6,125	6,807	6,704	6,363	6,499
Intangibles	14,183	13,144	12,052	11,038	11,233
- Goodwill	*26,245*	*26,245*	*26,275*	*26,276*	*27,433*
- Others	*(12,062)*	*(13,101)*	*(14,223)*	*(15,238)*	*(16,200)*
Total Assets	**465,408**	**485,866**	**494,612**	**494,200**	**514,938**

BALANCE SHEET Liabilities and Equity (R$ million)

Liabilities and Equity	Sep-13	Dec-13	Mar-14	Jun-14	Sep-14
Current Liabilities and Long-Term Liabilities	**400,424**	**421,751**	**436,052**	**434,865**	**455,129**
Deposits	130,433	134,213	133,227	134,118	135,286
Demand Deposits	*14,420*	*15,605*	*14,356*	*14,635*	*14,084*
Saving Deposits	*31,259*	*33,589*	*35,023*	*35,779*	*36,627*
Interbank Deposits	*3,755*	*3,920*	*3,956*	*4,172*	*3,764*
Time Deposits	*80,999*	*81,100*	*79,891*	*79,532*	*80,810*
Money Market Funding	77,794	78,462	86,279	89,945	101,545
Funds from Acceptance and Issuance of Securities	63,758	69,061	66,125	69,739	75,214
Interbank Accounts	2,428	64	2,276	2,492	1,523
Interbranch Accounts	1,344	2,771	1,454	1,509	1,458
Borrowings	17,460	17,975	17,627	18,131	21,853
Domestic Onlendings - Official Institutions	10,465	11,757	12,459	12,943	14,031
Foreign Onlendings	19	19	9	9	-
Derivative Financial Instruments	5,505	5,865	4,543	4,472	5,525
Other Payables	91,218	101,563	112,054	101,506	98,694
Deferred Income	298	308	315	335	341
Minority Interest	947	987	1,040	997	1,155
Equity	63,740	62,819	57,204	58,003	58,313
Total Liabilitities and Equity	**465,408**	**485,866**	**494,612**	**494,200**	**514,938**
Equity (excluding goodwill)	**53,457**	**53,446**	**48,709**	**50,417**	**50,496**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Sep-14	Sep-13	Var. YoY	Jun-14	Var. QoQ
Individuals	**76,683**	**73,560**	**4.2%**	**75,679**	**1.3%**
Leasing / Auto Loans (*)	3,206	3,099	3.5%	3,199	0.2%
Credit Card	16,854	15,577	8.2%	16,704	0.9%
Payroll Loans	11,874	14,219	-16.5%	12,091	-1.8%
Mortgage	19,457	14,400	35.1%	17,905	8.7%
Agricultural Loans	3,379	2,841	18.9%	2,999	12.7%
Personal Loans / Others	21,913	23,425	-6.5%	22,780	-3.8%
Consumer Finance	**36,530**	**36,747**	**-0.6%**	**36,851**	**-0.9%**
Corporate	**121,303**	**111,764**	**8.5%**	**113,769**	**6.6%**
Leasing / Auto Loans	3,116	3,500	-11.0%	3,127	-0.4%
Real Estate	10,237	9,108	12.4%	10,117	1.2%
Trade Finance	18,681	18,827	-0.8%	15,891	17.6%
On-lending	11,477	8,985	27.7%	10,895	5.3%
Agricultural Loans	2,458	2,208	11.3%	2,084	18.0%
Working Capital / Others	75,335	69,137	9.0%	71,655	5.1%
Total	**234,516**	**222,071**	**5.6%**	**226,299**	**3.6%**

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,363 MM in Sep/14, R$ 33,138 MM in Sep/13 and R$ 33,412 MM in Jun/14.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	9M14	9M13
NET PROFIT - BR GAAP	1,583	1,607
Reversal of Goodwill Amortization	2,745	2,728
MANAGERIAL NET PROFIT - BR GAAP	4,328	4,335
Impairment on Loans and Receivables	37	1
PPA Amortization	(56)	(52)
Others	(30)	121
NET PROFIT - IFRS	4,279	4,405

SANTANDER ACQUIRING

In 9M14 :

- Volumes increase **42%** in the last 12 months

Santander Acquiring		9M13	9M14	9M14 vs. 9M13
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 18,003 ▪ 152.2	▪ 26,068 ✓ 197.7	▪ 45% ✓30%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 11,010 ▪ 195.9	▪ 15,183 ✓248.9	▪ 38% ✓27%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 29,013 ▪ 348.2	▪41,251 ✓446.6	▪ 42% ✓28%

- Presence in all Brazilian states

VINTAGES PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
69
67
59
56
53
45
35
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
66
55
46
41
44
38
36
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

"Car Finance"


180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
54
50
45
52
59
65
49
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br